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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                                   CPI CORP.
                              (NAME OF THE ISSUER)

                                   CPI CORP.
                        SPS INTERNATIONAL HOLDINGS, INC.
                             SPS ACQUISITION, INC.
                                 ALYN V. ESSMAN
                                 RUSSELL ISAAK
                               PATRICK J. MORRIS
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.40 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0000805647
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      ALYN V. ESSMAN
      RUSSELL ISAAK
    PATRICK J. MORRIS                           SPS INTERNATIONAL HOLDINGS, INC.
      C/O CPI CORP.                                   SPS ACQUISITION, INC.
 1706 WASHINGTON AVENUE                               122 EAST 42ND STREET
ST. LOUIS, MISSOURI 63103                           NEW YORK, NEW YORK 10168
     (314) 231-1575                                 ATTENTION: (212) 476-8000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                   Copies to:

WILLIAM F. WYNNE, JR., ESQ.                           RICHARD CAPELOUTO, ESQ.
      WHITE & CASE LLP                               SIMPSON THACHER & BARTLETT
1155 AVENUE OF THE AMERICAS                             425 LEXINGTON AVENUE
 NEW YORK, NEW YORK 10036                             NEW YORK, NEW YORK 10017
      (212) 819-8200                                        (212) 455-2000

                               JOHN A. RAVA, ESQ.
                            HUSCH & EPPENBERGER, LLC
                         100 NORTH BROADWAY, SUITE 1300
                         ST. LOUIS, MISSOURI 63102-2789
                                 (314) 421-4800

     This statement is filed in connection with (check the appropriate box):

          /x/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          / /  b. The filing of a registration statement under the Securities
                  Act of 1933.

          / /  c. A tender offer.

          / /  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /x/
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION(1)                                         AMOUNT OF FILING FEE
                       $386,717,154.48                                                  $77,343.43

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $77,343.43                                    Filing party: CPI Corp.
Form or registration no.: Schedule 14-A, no. 1-10204                  Date filed: July 12, 1999

(1) Based upon Exchange Act Rule 0-11(b). Includes $37.00 per share for 9,918,800 shares of common stock of the Issuer plus an aggregate of $19,721,554.48 in consideration of 1,401,987 outstanding options to purchase common stock of the Issuer.
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                               INTRODUCTORY NOTE

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3") relates to the proposed merger (the "Merger") of SPS Acquisition, Inc., a Delaware corporation ("Sub"), with and into CPI Corp., a Delaware corporation (the "Corporation"), pursuant to the Agreement and Plan of Merger dated as of June 15, 1999, by and among the Corporation, Sub and SPS International Holdings, Inc., a Delaware corporation ("Parent"). In connection with the Merger, certain officers and employees of the Corporation, including Alyn V. Essman, Russell Isaak and Patrick J. Morris, have agreed to invest cash, shares of the Corporation's common stock or options to purchase the Corporation's common stock or a combination thereof in Parent in return for equity interests in Parent.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement (the "Proxy Statement"), filed by the Corporation with the Securities and Exchange Commission on July 9, 1999 of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement (including the appendixes thereto) is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS REFERENCE SHEET
                       PURSUANT TO GENERAL INSTRUCTION F
                               TO SCHEDULE 13E-3

     SCHEDULE 13E-3                                                                   RESPONSE/CAPTION IN
ITEM NUMBER AND CAPTION                                                                 PROXY STATEMENT
------------------------                                                              --------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

   (a)            Cover Page;
                  SUMMARY--General--The Parties to the Transaction; Management Investors;
                  SUMMARY--General--The Merger.
   (b)            SUMMARY--General--The Special Meeting;
                  INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required for Approval.
   (c)            SUMMARY--Comparative Market Price Data.
   (d)            SUMMARY--Dividends.
   (e)            Not applicable.
   (f)            TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d) and    Cover Page;
   (g)
                  SUMMARY--General--The Parties to the Transaction;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger--Equity Investment by
                  Management Investors.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

   (a)-(b)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.

ITEM 4. TERMS OF THE TRANSACTION.

   (a)            SUMMARY;
                  INTRODUCTION;
                  SPECIAL FACTORS;
                  THE MERGER;
                  THE MERGER AGREEMENT;
                  Appendix A.
   (b)            SUMMARY;
                  SPECIAL FACTORS--Certain Effects of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(g)        SUMMARY--Certain Effects of the Merger;
                  SPECIAL FACTORS--Certain Effects of the Merger;
                  THE MERGER--Effects of the Merger;
                  THE MERGER--Plans or Proposals After the Merger.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)            SUMMARY--Financing of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                  THE MERGER--Financing of the Merger.
   (b)            THE MERGER AGREEMENT--Termination Fees; Expenses.
   (c)            THE MERGER--Financing of the Merger.
   (d)            Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(d)        SUMMARY--Certain Effects of the Merger;
                  SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--CPI's Reasons for the Merger;
                  Recommendation of Our Board of Directors;
                  SPECIAL FACTORS--Certain Effects of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                  SPECIAL FACTORS--Certain U.S. Federal Income Tax Consequences of the Merger to Our Stockholders.

ITEM 8. FAIRNESS TO THE TRANSACTION.

   (a)-(b)        SUMMARY;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  SPECIAL FACTORS--CPI and the Key Management Investors' Belief as to the
                  Fairness of the Merger;
                  SPECIAL FACTORS--SPS Acquisition and SPS International's Belief as to the
                  Fairness of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.
   (c)            INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For Approval.
   (d)-(f)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)-(c)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Opinion of Financial Advisor;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  Appendix C.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

   (a)            SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS;
                  TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS.
   (b)            Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  SUMMARY--Interests of Certain Persons in the Merger;
                  INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required for Approval;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF
CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

   (a)-(b)        INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For Approval;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

   (a)            THE MERGER--Rights of Dissenting Stockholders;
                  Appendix B.
   (b)            Not applicable.
   (c)            Not applicable.

ITEM 14. FINANCIAL INFORMATION.

   (a)            SUMMARY--Our Financial Information and
                  Annual Report on Form 10-K for the fiscal year ended February 6, 1999 for the Corporation, which is incorporated by reference in the Proxy Statement.
   (b)            Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   (a)            SUMMARY;
                  SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Opinion of Financial Advisor;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger.
   (b)            INTRODUCTION--Solicitation of Proxies;
                  EXPENSES OF SOLICITATION.

ITEM 16. ADDITIONAL INFORMATION.

                  Proxy Statement (and the Appendixes thereto) generally

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)         Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility dated
                  June 15, 1999.
     (2)          Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15,
                  1999.
   (b)(1)         Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C
                  to the Proxy Statement).
     (2)          Written Materials distributed to Board of Directors at May 26, 1999 meeting by
                  Credit Suisse First Boston Corporation.
   (c)(1)         Agreement and Plan of Merger, dated as of June 15, 1999, among Parent, Sub and the Corporation.
                  (Attached as Appendix A to the Proxy Statement).
     (2)          Form of Subscription Agreement for Accredited Investors.
     (3)          Guarantee of American Securities Capital Partners, L.P. dated June 15, 1999.
   (d)(1)         A copy of the Proxy Statement (incorporated herein by reference).
   (e)(1)         Section 262 of the Delaware General Corporation Law (Attached as Appendix B
                  to the Proxy Statement).
   (f)(1)         Not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)             Reference hereby is made to the information set forth on the cover page and the headings
                "SUMMARY--General--The Parties to the Transaction; Management Investors" and "The Merger" of the
                Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information set forth under the headings "SUMMARY--General--The
                Special Meeting" and "INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For
                Approval" in the Proxy Statement, which information is incorporated herein by reference.
(c)             Reference hereby is made to the information set forth under the heading "SUMMARY--Comparative
                Market Price Data" in the Proxy Statement, which information is incorporated herein by reference.
(d)             Reference hereby is made to the information set forth under the heading "SUMMARY--Dividends" in the Proxy Statement, which information is incorporated herein by reference.
(e)             Not applicable.
(f)             Reference hereby is made to the information set forth under the heading "TRANSACTIONS IN COMMON
                STOCK BY CERTAIN PERSONS" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d) and     The persons filing this statement are the Corporation, SPS International Holdings, Inc. a
(g)             Delaware corporation, SPS Acquisition, Inc., a Delaware corporation, Alyn V. Essman, Russell
                Isaak and Patrick J. Morris. The address of each of SPS International Holdings, Inc. and SPS
                Acquisition, Inc. and their officers, directors and controlling affiliates is 122 East 42nd
                Street, New York, New York 10168. SPS International Holdings, Inc. has been organized for the purpose of holding the capital stock of SPS Acquisition, Inc. has been formed for the purpose of consummating the merger. Reference hereby is made to the information set forth on the Cover Page and under the heading "SUMMARY--General--The Parties to the Transaction" and "SPECIAL
                FACTORS--Interests of Certain Persons in the Merger--Equity Investment by Management Investors"
                in the Proxy Statement, which information is incorporated herein by reference.
(e)-(f)         None of the Corporation, SPS International Holdings, Inc., SPS Acquisition, Inc., any executive officer, director or person controlling the Corporation, SPS International Holdings, Inc. or SPS
                Acquisition, Inc. has during the last five years (i) been convicted in a criminal proceeding
                (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)             Reference hereby is made to the information set forth under the headings "SPECIAL
                FACTORS--Background of the Merger" and "SPECIAL FACTORS--Interests of Certain Persons in the
                Merger" in the Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information set forth under the headings "SPECIAL
                FACTORS--Background of Merger" and "SPECIAL FACTORS--Interest of Certain Persons in the Merger"
                in the Proxy Statement, which information is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)             Reference hereby is made to the information set forth under the headings "SUMMARY,"
                "INTRODUCTION," "SPECIAL FACTORS," "THE MERGER," "The Merger Agreement" and Appendix A in the
                Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information set forth under the headings "SUMMARY," "SPECIAL
                FACTORS--Certain Effects of the Merger" and "SPECIAL FACTORS--Interests of Certain Persons in
                the Merger" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(g)         Reference hereby is made to the information set forth under the headings "SUMMARY-- Certain
                Effects of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger," "THE MERGER--Effects
                of the Merger" "THE MERGER--Plans or Proposals After the Merger," and "THE MERGER--Plans or
                Proposals After the Merger" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)             Reference hereby is made to the information set forth under the headings "SUMMARY-- Financing of the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "THE
                MERGER--Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information set forth under the heading "THE MERGER
                AGREEMENT--Termination Fees; Expenses" in the Proxy Statement, which information is incorporated herein by reference.
(c)-(d)         Reference hereby is made to the information set forth under the heading "THE MERGER--Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.
                None of Alyn V. Essman, Russell Isaak or Patrick J. Morris expects to borrow any funds in connection with the Merger.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d)         Reference hereby is made to the information set forth under the headings "SUMMARY-- Certain
                Effects of the Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--CPI's
                Reasons for the Merger; Recommendation of Our Board of Directors," "SPECIAL FACTORS--Certain
                Effects of the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and
                "SPECIAL FACTORS--Certain U.S. Federal Income Tax Consequences of the Merger to Our
                Stockholders" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b)         Reference hereby is made to the information under the headings "SUMMARY," "SPECIAL
                FACTORS--CPI's Reasons for the Merger; Recommendation of Our Board of Directors," "SPECIAL
                FACTORS--CPI and the Key Management Investors' Belief as to the Fairness of the Merger,"
                "SPECIAL FACTORS--SPS Acquisition and SPS International's Belief as to the Fairness of the
                Merger" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" in the Proxy
                Statement, which information is incorporated herein by reference.

(c)             The Merger is not structured to require approval by a majority of unaffiliated stockholders.
                Reference hereby is made to the information under the heading "INTRODUCTION--Voting Rights;
                Agreements to Vote; Vote Required For Approval" in the Proxy Statement, which information is incorporated herein by reference.
(d)-(f)         Reference is hereby made to the information under the headings "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of Our Board of
                Directors" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(b)         Reference hereby is made to Exhibit (b)(2) hereto, the information in Appendix C of the Proxy
                Statement and under the headings "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--CPI's Reasons for the Merger;
                Recommendation of Our Board of Directors," in the Proxy Statement, which information is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)             Reference hereby is made to the information under the heading "SPECIAL FACTORS-- Interests of
                Certain Persons in the Merger," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and
                "TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement, which information is incorporated herein by reference.
(b)             None.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                Reference hereby is made to the information under the headings "SUMMARY--Interests of Certain
                Persons in the Merger," "INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For
                Approval" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" in the Proxy
                Statement, which information is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a)-(b)         Reference hereby is made to the information under the headings "INTRODUCTION--Voting Rights;
                Agreements to Vote; Vote Required for Approval," "SPECIAL FACTORS--CPI's Reasons for the Merger;
                Recommendation of Our Board of Directors" and "SPECIAL FACTORS--Interests of Certain Persons in
                the Merger" of the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)             Reference hereby is made to the information under the heading "THE MERGER--Rights of Dissenting
                Stockholders" and in Appendix B in the Proxy Statement, which information is incorporated herein by reference.
(b)             Not applicable.
(c)             Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a)             Reference hereby is made to the information under the heading "SUMMARY--Our Financial
                Information and Projections" in the Proxy Statement, which information is incorporated herein by reference. Reference is hereby made to the Annual Report on Form 10-K for the fiscal year ended
                February 6, 1999 for the Corporation, which is incorporated in the Proxy Statement by reference and incorporated herein by reference. Book value per share as of February 6, 1999 was $11.81 per share of the Corporation's common stock.
(b)             Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a)             Reference hereby is made to the information under the headings "SUMMARY," "SPECIAL
                FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL
                FACTORS--Interests of Certain Persons in the Merger" in the Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information under the heading "INTRODUCTION--Solicitation of
                Proxies" and "EXPENSES OF SOLICITATION" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

                Reference hereby is made to the Proxy Statement, the Appendixes thereto and the exhibits hereto, which contain additional information regarding the Merger, which information is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)         Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility Loan dated
                June 15, 1999.
    (2)         Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15, 1999.
(b) (1)         Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C to the Proxy Statement
                and incorporated herein by reference).
    (2)         Written Materials distributed to Board of Directors at May 26, 1999 meeting by Credit Suisse
                First Boston Corporation.
(c) (1)         Agreement and Plan of Merger, dated as of June 15, 1999, among Parent, Sub and the Corporation
                (Attached as Appendix A to the Proxy Statement and incorporated herein by reference).
    (2)         Form of Subscription Agreement for Accredited Investors.
    (3)         Guarantee of American Securities Capital Partners, L.P dated June 15, 1999.
(d) (1)         Proxy Statement (filed by CPI Corp. on July 9, 1999 and incorporated herein by reference).
(e) (1)         Section 262 of the Delaware General Corporation Law (Attached as Appendix B to the Proxy
                Statement and incorporated herein by reference).
(f) (1)         Not applicable.

                                   SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 1999

                                          CPI CORP.
                                          By: /s/ Russell Isaak
                                            Name: Russell Isaak
                                            Title: President

                                          SPS INTERNATIONAL HOLDINGS, INC.
                                          By: /s/ Mark Bandeen
                                            Name: Mark Bandeen
                                            Title: Co-President

                                          SPS ACQUISITION, INC.
                                          By: /s/ Mark Bandeen
                                            Name: Mark Bandeen
                                            Title: Co-President

                                          /s/ Alyn V. Essman
                                          Alyn V. Essman

                                          /s/ Russell Isaak
                                          Russell Isaak

                                          /s/ Patrick J. Morris
                                          Patrick J. Morris

                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
-------  -------------------------------------------------------------------------------------------------
(a)(1)    --   Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility Loan
               dated June 15, 1999.

  (2)     --   Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15,
               1999.

(b)(1)    --   Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C
               to the Proxy Statement and incorporated herein by reference).

  (2)     --   Written Materials distributed to Board of Directors at May 26, 1999 meeting by
               Credit Suisse First Boston Corporation.

(c)(1)    --   Agreement and Plan of Merger, dated as of June 15, 1999, among SPS International Holdings,
               Inc., SPS Acquisition, Inc. and CPI Corp. (Attached as Appendix A to the Proxy Statement
               and incorporated herein by reference.)

  (2)     --   Form of Subscription Agreement for Accredited Investors.

  (3)     --   Guarantee of American Securities Capital Partners, L.P. dated June 15, 1999.

(d)(1)    --   Proxy Statement filed by CPI Corp. on July 9, 1999 and incorporated herein by reference.

(e)(1)    --   Section 262 of the Delaware General Corporation Law. (Attached as Appendix B to the Proxy
               Statement and incorporated herein by reference).

(f)(1)    --   Not applicable.